November 8, 2012

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Praxis Mutual Funds
Securities Act File No. 333-184782
Pre-Effective Amendment No. 1

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Praxis Mutual Funds (the “Registrant”) and BHIL Distributors, Inc. (the “Distributor”), the distributor of shares of beneficial interest of the Registrant, requests acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-184782) (the “Amendment”) so that the Amendment is declared effective at the earliest practicable time on Thursday, November 8, 2012, or as soon as practicable thereafter. The Registrant and the Distributor are aware of their obligations under the Act

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests to be notified of such effectiveness by a telephone call to Anthony Zacharski at Dechert LLP at (860) 524-3937, and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ David Gautsche David Gautsche President, Praxis Mutual Funds	/s/ Brenda J.Bittermann Brenda J. Bittermann President, BHIL Distributors, Inc.